

DIVISION OF
CORPORATION FINANCE

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3030

December 3, 2008

VIA U.S. MAIL

Mr. J. Ronald Hansen
Vice President – Finance and Administration and Chief Financial Officer
20 Florence Avenue
Batavia, New York 14020

      **Re: Graham Corporation
               Form 10-K for the year ended March 31, 2008
               Filed June 3, 2008
               File No. 001-08462**

Dear Mr. Hansen:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                      Sincerely,

                      Angela Crane
                      Accounting Branch Chief